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UNITED STATES	OMB Number: 3235-0145 Expires: February 28, 2010 Estimated average burden hours per response.......... 10.4
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

drugstore.com, inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

262241102

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Kleiner Perkins Caufield & Byers VIII, L.P., a California limited partnership (“KPCB VIII”)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power -0-

	6	Shared Voting Power 9,123,655

	7	Sole Dispositive Power -0-

	8	Shared Dispositive Power 9,123,655

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,123,655

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.13%

12	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). KPCB VIII Associates, L.P., a California limited partnership (“KPCB VIII Associates”)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power -0-

6

Shared Voting Power
9,652,143 shares of which 9,123,655 shares are directly held by KPCB VIII and 528,488 shares are directly held by KPCB VIII Founders Fund, L.P., a California limited partnership ("KPCB VIII FF"). KPCB VIII Associates is the general partner of KPCB VIII and KPCB VIII FF.

	7	Sole Dispositive Power -0-

8

Shared Dispositive Power
9,652,143 shares of which 9,123,655 shares are directly held by KPCB VIII and 528,488 shares are directly held by KPCB VIII Founders Fund, L.P., a California limited partnership ("KPCB VIII FF"). KPCB VIII Associates is the general partner of KPCB VIII and KPCB VIII FF.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,652,143

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.7%

12	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer drugstore.com, inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 13920 SE Eastgate Way, Suite 300 Bellevue, WA 98005

Item 2.
	(a)	Name of Person Filing Kleiner Perkins Caufield & Byers VIII, L.P., a California limited partnership KPCB VIII Associates, L.P., a California limited partnership
	(b)	Address of Principal Business Office or, if none, Residence c/o Kleiner Perkins Caufield & Byers 2750 Sand Hill Road Menlo Park, California 94025
	(c)	Citizenship The entities listed in Item 2(a) were formed under the laws of the state of California
	(d)	Title of Class of Securities Common stock
	(e)	CUSIP Number 262241102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership. Incorporated by reference to items 5-11 of the cover sheets hereto
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[The remainder of this page intentionally left blank.]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2010

KPCB VIII ASSOCIATES, L.P.
a California limited partnership

By:	/s/ Brook Byers
Brook Byers, a General Partner

KLEINER PERKINS CAUFIELD & BYERS VIII, L.P.
a California limited partnership

	By:	KPCB VIII Associates, L.P.
a California Limited Partnership,
Its General Partner

		By:	/s/ Brook Byers
Brook Byers, a General Partner

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page
Exhibit A: Agreement of Joint Filing	9

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 12, 2010 containing the information required by Schedule 13G, for the securities of drugstore.com, inc., held by Kleiner Perkins Caufield & Byers VIII, L.P., a California limited partnership, and with respect to the general partners, such other holdings as may be reported therein.

Date: February 12, 2010

KPCB VIII ASSOCIATES, L.P. a California limited partnership

By:	/s/ Brook Byers
Brook Byers, a General Partner

KLEINER PERKINS CAUFIELD & BYERS VIII, L.P.
a California limited partnership

By:	KPCB VIII Associates, L.P.
a California Limited Partnership,
Its General Partner

By:	/s/ Brook Byers
Brook Byers, a General Partner